SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

Portugal Telecom

Earnings Release

Lisbon, Portugal, 13 November 2008

Portugal Telecom announced today its results for the third quarter and first nine months results, ended 30 September 2008, which include Telemig as from 2Q08.

In 3Q08, consolidated operating revenues and EBITDA excluding post retirement benefits (EBITDA pre PRBs) amounted to Euro 1,784 million and Euro 679 million, respectively, a growth of 13.3% y.o.y and 15.5% y.o.y. Net income amounted to Euro 185 million, a decrease of 23.3% y.o.y. Excluding exceptional items, namely the Euro 110 million gain from the sale of a 22% interest in Africatel in 3Q07, net income would have increased 12.6% in the period.

In 9M08, consolidated operating revenues amounted to Euro 5,034 million, an increase of 11.1% y.o.y. EBITDA pre PRBs increased by 9.0% y.o.y to Euro 1,872 million. Reported EBITDA in 9M08 increased to Euro 1,839 million, equivalent to a margin of 36.5% and income from operations reached Euro 896 million. On a comparable basis, adjusting for exceptional items, net income decreased by 3.1% y.o.y in 9M08 while diluted adjusted earnings per share increased by 14.5% y.o.y. EBITDA pre PRBs minus Capex reached Euro 1,181 million, as a result of the company’s continued investment in the development of new services and expansion of network coverage and capacity. Operating cash flow amounted to Euro 1,031 million, broadly flat y.o.y. As at 30 September 2008, net debt amounted to Euro 5,923 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,079 million. Liquidity at the domestic level, including cash, unused underwritten commercial paper and standby facilities stood at Euro 2,144 million.

Table 1 _ Consolidated financial highlights						Euro million

	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Operating revenues	1,783.7	1,574.9	13.3%		5,033.8	4,530.7	11.1%
Operating costs, excluding D&A	1,115.4	996.0	12.0%		3,194.4	2,805.0	13.9%
EBITDA (1)	668.3	578.9	15.4%		1,839.3	1,725.7	6.6%
EBITDA pre PRBs (2)	679.2	587.8	15.5%		1,872.1	1,717.3	9.0%
Income from operations (3)	334.1	303.4	10.1%		895.6	909.6	(1.5%	)
Net income	184.8	241.0	(23.3%	)	437.7	670.1	(34.7%	)
Net income excluding exceptional items (4)	187.0	166.1	12.6%		487.5	503.0	(3.1%	)
Capex (5)	332.4	189.6	75.3%		690.8	488.1	41.5%
Capex as % of revenues (%)	18.6	12.0	6.6pp		13.7	10.8	2.9pp
EBITDA pre PRBs minus Capex	346.8	398.2	(12.9%	)	1,181.3	1,229.2	(3.9%	)
Operating cash flow	314.2	406.1	(22.6%	)	1,031.2	1,035.7	(0.4%)
Net debt	5,923.4	4,331.7	36.7%		5,923.4	4,331.7	36.7%
After-tax unfunded obligations	1,078.7	916.9	17.7%		1,078.7	916.9	17.7%
EBITDA margin (%) (6)	37.5	36.8	0.7pp		36.5	38.1	(1.5pp	)
Net debt / EBITDA (x)	2.2	1.9	0.3x		2.4	1.9	0.5x
EBITDA / net interest (x)	8.8	10.5	(1.7x	)	9.6	11.8	(2.2x	)
Earnings per share(7)	0.20	0.22	(12.4%	)	0.46	0.59	(22.3%	)
Earnings per share excluding exceptional items(4) (7)	0.20	0.16	27.6%		0.51	0.45	14.5%

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA pre PRBs = EBITDA + post retirement benefits. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) Net income adjusted for several exceptional items as described in table 5. (5) Capex in 9M08 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 9M07, capex excludes Euro 10 million related to the additional commitments under the terms of the UMTS license. (6) EBITDA margin = EBITDA / operating revenues. (7) Earnings per share computed using net income, with and without the adjustments of the exceptional items, less the costs associated with the convertible bonds divided by the diluted number of shares as described in table 6.

Portugal Telecom | First Nine Months 2008	2 / 30

Financial Review

Income Statement

Consolidated operating revenues increased by 11.1% y.o.y in 9M08, driven by growth at TMN and Vivo. TMN operating revenues increased by 5.2% y.o.y, underpinned by continued customer growth, particularly in postpaid customers including wireless broadband, of 471 thousand net adds in the period, up by 56.7% y.o.y. Vivo’s operating revenues increased in 9M08 by 28.2% y.o.y in Euros and by 21.9% y.o.y in Reais, on the back of continued customer growth of 4,807 thousand net adds, up by 112.0% y.o.y. Excluding the consolidation of Telemig, PT consolidated operating revenues would have grown by 7.5% y.o.y whilst Vivo’s operating revenues would have grown by 19.0% y.o.y in Euros and by 13.2% y.o.y in Reais. Wireline operating revenues decreased in 9M08 by 2.8% y.o.y as a result of the combined impact of line loss and pricing pressure on retail revenues, albeit in this third quarter the wireline segment revenues declined by only 0.3%, including a Euro 4 million impact from lower mobile termination rates (MTRs), showing a steady sequential improvement, underpinned by growth in pay-TV customers of 191 thousand in 9M08 and 95 thousand in 3Q08, as well as growth in data and corporate services.

Table 2 _ Consolidated income statement (1)							Euro million

	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Operating revenues	1,783.7	1,574.9	13.3%		5,033.8	4,530.7	11.1%
Wireline (2)	482.6	484.1	(0.3%	)	1,436.3	1,477.0	(2.8%	)
Domestic mobile • TMN (2)	407.6	401.9	1.4%		1,188.4	1,130.0	5.2%
Brazilian mobile • Vivo (1)	855.7	645.9	32.5%		2,289.2	1,786.2	28.2%
Other and eliminations	37.8	43.0	(12.2%	)	119.9	137.4	(12.8%	)
Operating costs, excluding D&A	1,115.4	996.0	12.0%		3,194.4	2,805.0	13.9%
Wages and salaries	152.4	155.2	(1.8%	)	463.5	477.8	(3.0%	)
Post retirement benefits	10.9	8.9	21.8%		32.7	(8.4)	n.m.
Direct costs	288.7	238.2	21.2%		807.0	666.3	21.1%
Commercial costs	316.2	280.2	12.9%		894.9	746.4	19.9%
Other operating costs	347.2	313.6	10.7%		996.3	922.9	8.0%
EBITDA (3)	668.3	578.9	15.4%		1,839.3	1,725.7	6.6%
EBITDA pre PRBs (4)	679.2	587.8	15.5%		1,872.1	1,717.3	9.0%
Depreciation and amortisation	334.2	275.5	21.3%		943.8	816.1	15.6%
Income from operations (5)	334.1	303.4	10.1%		895.6	909.6	(1.5%	)
Other expenses (income)	22.8	61.2	(62.7%	)	102.2	172.3	(40.7%	)
Curtailment costs, net	14.9	57.2	(74.0%	)	92.9	141.6	(34.4%	)
Net losses (gains) on disposal of fixed assets	0.8	(5.7)	n.m.		(12.4)	(4.8)	160.7%
Net other costs (gains)	7.1	9.7	(26.9%	)	21.7	35.4	(38.6%	)
Income before financ. & inc. taxes	311.3	242.2	28.5%		793.4	737.3	7.6%
Financial expenses (income)	8.4	(80.2)	n.m.		81.4	(169.3)	n.m.
Net interest expenses	76.0	54.9	38.4%		191.6	145.8	31.4%
Equity in losses (earnings) of affiliates	(44.2)	(42.5)	4.0%		(118.7)	(95.4)	24.4%
Net other financial losses (gains)	(23.4)	(92.6)	(74.7%	)	8.5	(219.7)	n.m.
Income before income taxes	302.9	322.3	(6.0%	)	712.0	906.6	(21.5%	)
Provision for income taxes	(88.4)	(70.1)	26.1%		(203.0)	(211.2)	(3.9%	)
Income from continued operations	214.5	252.2	(15.0%	)	509.0	695.4	(26.8%	)
Income from discontinued operations	0.0	12.3	n.m.		0.0	40.9	n.m.
Losses (income) attributable to minority interests	(29.7)	(23.5)	26.3%		(71.3)	(66.3)	7.6%
Consolidated net income	184.8	241.0	(23.3%	)	437.7	670.1	(34.7%	)

(1) Considering a Euro/Real average exchange rate of 2.6921 in 9M07 and 2.5616 in 9M08. (2) Wireline and domestic mobile operating revenues impacted by Euro 4.0 million and Euro 6.7 million, respectively, due to regulated declines in mobile termination rates (MTRs). (3) EBITDA = income from operations + depreciation and amortisation. (4) EBITDA pre PRBs = EBITDA + post retirement benefits. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Portugal Telecom | First Nine Months 2008	3 / 30

Financial Review

The growth of PT’s TV offer is proving to be decisive in reducing churn and attracting new voice and data customers as around 60% of IPTV net adds are new PT customers, and thus resulted in retail net adds of 89 thousand in the quarter.

Other revenues, including intra-group eliminations, decreased by 12.8% y.o.y mostly due to lower revenues from the call centre business in Portugal, following the spin-off of PT Multimedia, and also due to lower contribution to consolidated revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset the growth in revenues of 9.7% y.o.y stated in local currency.

The contribution of fully and proportionally consolidated international assets to operating revenues increased from 44.1% in 9M07 to 49.9% in 9M08. Brazil already accounts for 46.7% of consolidated operating revenues, up by 6.1pp from 9M07. In 3Q08, the contribution of international assets already represented 52.4% of consolidated operating revenues.

Table 3 _ Revenues by region							Euro million
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Domestic operations (1)	851.3	855.3	(0.5%	)	2,516.7	2,526.3	(0.4%	)
Brazil (2)	876.3	662.7	32.2%		2,348.5	1,835.5	27.9%
Other and eliminations (3)	56.1	56.9	(1.5%	)	168.7	168.9	(0.1%	)
Total operating revenues	1,783.7	1,574.9	13.3%		5,033.8	4,530.7	11.1%

(1) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact.  (2) Considering a Euro/Real average exchange rate of 2.6921 in 9M07 and 2.5616 in 9M08. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and holding companies.

A final decision concerning the mobile termination rates (MTR) was announced by the regulator on 4 July 2008, which stipulated a glide path in termination tariffs from Euro 11 cents down to Euro 6.5 cents as of 1 April 2009. The first cut to Euro 8 cents per minute was effective as of 23 August 2008. The impact of this regulatory decision was a reduction in wireline and domestic mobile revenues of Euro 4.0 million and Euro 6.7 million, respectively, in 3Q08.

EBITDA increased by 6.6% y.o.y in 9M08 to Euro 1,839 million, equivalent to a margin of 36.5%. EBITDA pre PRBs (excluding post retirement benefits) increased by 9.0% y.o.y, equivalent to a margin of 37.2%. Excluding the effect of Telemig, PT consolidated EBITDA pre PRBs would have grown by 7.0% y.o.y. EBITDA improvement in the period was driven by growth in the mobile divisions, TMN and Vivo and improved performance of wireline. The wireline EBITDA reached Euro 644 million. Excluding PRBs, EBITDA of the wireline segment declined by 5.7% due to the reduction in top line in the first two quarters and the increase in the start up and operating costs, namely programming and maintenance and repairs, associated to the launch of pay-TV services using the IPTV and satellite platforms and higher commercial costs as a result of the increase in revenue generating units. EBITDA margin pre PRBs stood at 47.1%. In 3Q08, wireline EBITDA pre PRBs declined by 5.1% y.o.y, nonetheless showing an improvement as the q.o.q decline was 3.9%. As for TMN, EBITDA increased by 2.8% y.o.y, in 9M08, driven by customer and revenue growth and strict cost control. The EBITDA performance was achieved against a backdrop of

Portugal Telecom | First Nine Months 2008	4 / 30

Financial Review

intense commercial activity (+56.7% increase in net additions in 9M08) and higher customer care and support costs as a result of increased penetration of integrated devices and usage of more complex data services by its customers, and also declining MTRs which had an impact of Euro 3.6 million in 3Q08. EBITDA margin of TMN stood at 44.0% in 9M08 and reached 45.2% in the 3Q08, broadly flat y.o.y.

Vivo’s EBITDA increased by 39.9% y.o.y, equivalent to 33.1% y.o.y in local currency, on the back of the strong increase in revenues and consolidation of Telemig, as referred previously. Excluding the effect of Telemig, Vivo’s EBITDA would have grown by 32.1%, equivalent to 25.7% y.o.y in local currency. Vivo’s margin reached 26.3% in 9M08, an improvement of 2.2pp versus 9M07. In 3Q08, Vivo posted a marked 5.8pp improvement in EBITDA margin, to 30.0%. Other EBITDA increased by 15.6% y.o.y to Euro 69 million in 9M08, mainly as a result of the increased contribution of the international assets, notwithstanding lower revenues from MTC due to the devaluation of the Namibian Dollar and the termination of Vivo’s management fees as from August 2008.

Table 4 _ EBITDA by business segment (1) (2)							Euro million
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Wireline	206.3	220.0	(6.2%	)	644.2	726.0	(11.3%	)
Domestic mobile • TMN	184.4	181.5	1.6%		523.2	509.0	2.8%
Brazilian mobile • Vivo (1)	255.2	156.1	63.6%		602.6	430.8	39.9%
Other and eliminations	22.4	21.3	5.0%		69.3	60.0	15.6%
EBITDA (2)	668.3	578.9	15.4%		1,839.3	1,725.7	6.6%
EBITDA margin (%)	37.5	36.8	0.7pp		36.5	38.1	(1.5pp	)
EBITDA pre PRBs (3)	679.2	587.8	15.5%		1,872.1	1,717.3	9.0%
EBITDA margin pre PRBs(%)	38.1	37.3	0.8pp		37.2	37.9	(0.7pp	)
Wireline EBITDA pre PRBs (3)	217.1	228.8	(5.1%	)	676.9	717.4	(5.7%	)
Wireline EBITDA margin pre PRBs(%)	45.0	47.3	(2.3pp	)	47.1	48.6	(1.4pp	)
Domestic operations (4)	389.0	398.2	(2.3%	)	1,162.4	1,228.1	(5.4%	)
Brazil (1) (5)	258.9	158.5	63.4%		613.7	437.9	40.1%
Other (6)	20.4	22.2	(8.3%	)	63.3	59.7	6.0%

(1) Considering a Euro/Real average exchange rate of 2.6921 in 9M07 and 2.5616 in 9M08. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits. (4) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (5) Includes mainly Vivo and Mobitel. (6) Includes only fully consolidated international assets, namely

MTC, CVT, CST and Timor Telecom, and holding companies.

Fully and proportionally consolidated international assets contributed to 38.0% of consolidated EBITDA, an increase from 30.4% in 9M07. Brazilian businesses accounted for 33.4% of EBITDA in 9M08. The EBITDA performance of the African assets in 9M08 was penalised by the strong depreciation of the Namibian Dollar and accounted for 4.2% of consolidated EBITDA in 9M08. In 3Q08, international assets accounted for 43.4% of consolidated EBITDA, whilst Brazil accounted for 38.7%.

Depreciation and amortisation costs increased by 15.6% y.o.y in 9M08 to Euro 944 million, reflecting mainly higher contributions from: (1) Vivo, which accounts for 80% of the increase in D&A, primarily explained by the acquisition and consolidation of Telemig, appreciation of the Real and higher depreciation rates for the TDMA and CDMA networks, following the GSM network rollout, and (2) TMN and wireline business in Portugal, as a result of increased D&A associated to the commitments towards the information society and TV investments.

Portugal Telecom | First Nine Months 2008	5 / 30

Financial Review

Curtailment costs amounted to Euro 93 million in 9M08 corresponding to a reduction of 324 employees in the period.

Net gains on disposal of fixed assets amounted to Euro 12 million in 9M08, as compared to Euro 5 million in the same period of last year, mainly due to increased asset disposals, which resulted in a cash inflow of Euro 14 million.

Net interest expenses increased by 31.4% to Euro 192 million primarily due to the increase in PT’s average net debt in the period. This increase was partially offset by the reduction in net interest expenses from Vivo due to lower average cost of debt in Brazil, which more than offset the increase in Vivo’s average net debt following the acquisition of Telemig. Consolidated average cost of debt of PT was 4.8% in 9M08. Excluding Brazil, the average cost of debt was 4.3% in 9M08.

Equity in earnings of affiliates in 9M08 amounted to Euro 119 million, as compared to Euro 95 million in 9M07. This item includes PT’s share in the earnings of: (1) Unitel: Euro 80 million in 9M08 compared to Euro 65 million in 9M07; (2) Médi Télécom: Euro 10 million in 9M08 compared to Euro 9 million in 9M07; (3) CTM: Euro 10 million in 9M08 compared to Euro 13 million in 9M07, and (4) UOL: Euro 9 million in 9M08 compared to Euro 9 million in 9M07. In 9M08, this caption also included a Euro 9 million gain resulting from the sale of the 34% stake in Banco BEST, which resulted in a cash inflow of Euro 16 million.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, amounted to Euro 9 million in 9M08, as compared to net gains of Euro 220 million in 9M07. This caption includes: (1) the change in fair value of free-standing cross currency derivatives instruments, which resulted in gains of Euro 8 million in 9M08 compared to net losses of Euro 9 million in 9M07, primarily explained by the appreciation of the US Dollar against both the Euro and the Real; (2) the gains obtained from disposals of interests in the share capital of Africatel, 3% stake in 3Q08 and 22% stake in 3Q07, which resulted in gains of Euro 9 million and Euro 110 million, respectively; (3) the change in the fair value of equity swap contracts on PTM shares which resulted in a gain of Euro 77 million in 9M07, and were cash settled in 2Q07; (4) the disposal of the investment in shares of Banco Espírito Santo in 2Q07, which resulted in a gain of Euro 36 million; (5) the financial settlement of PT equity swap contracts in 9M07 which resulted in gains of Euro 31 million, and (6) Euro 22 million in 9M08 and Euro 26 million in 9M07 related primarily to banking services, commissions, financial discounts and other financing costs.

Provision for income taxes amounted to Euro 203 million in 9M08, as compared to Euro 211 million in 9M07, corresponding to an effective tax rate of 28.5% in 9M08 and 23.3% in 9M07. The increase in the effective tax rate is primarily explained by: (1) higher non-taxable capital gains on the disposal of investments in 9M07 which resulted in gains of Euro 146 million as compared to Euro 18 million booked in 9M08, and (2) the reduction in deferred tax liabilities in 9M07 amounting to Euro 6 million related to certain capital gains which, in accordance to the Portuguese tax legislation, were no longer taxable as from

Portugal Telecom | First Nine Months 2008	6 / 30

Financial Review

2007. Adjusting for these effects, the effective tax rate would have been 29.2% in 9M08, as compared to 28.4% in 9M07.

Income attributable to minority interests increased to Euro 71 million in 9M08, as compared to Euro 66 million in 9M07. The increase in this caption is attributable to: (1) Vivo which booked Euro 28 million in 9M08 compared to Euro 10 million in 9M07, primarily explained by the acquisition of Telemig and improvement in Vivo’s net income, and (2) Africatel which booked Euro 14 million in 9M08 compared to Euro 3 million in 9M07, following the sale of a 22% stake in this holding company in August 2007. These effects were partially offset by the income attributable to minority interests of PT Multimedia in 9M07 amounting to Euro 25 million, following its spin-off on 7 November 2007.

Net income excluding exceptional items, as per table 5 below, amounted to Euro 488 million in 9M08, as compared to Euro 503 million in 9M07, a 3.1% decline y.o.y. In 3Q08, net income excluding exceptional items amounted to Euro 187 million, corresponding to a 12.6% growth over the same period last year. This positive performance was achieved on the back of a 15.4% EBITDA growth, partially offset by the increase in D&A and interest expenses. Reported net income in 9M08 amounted to Euro 438 million, as compared to Euro 670 million in 9M07.

Table 5 _ Net income excluding exceptional items						Euro million

	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Net income	184.8	241.0	(23.3%	)	437.7	670.1	(34.7%	)
Net impact of exceptional items	2.2	(74.9)	n.m.		49.8	(167.1)	n.m.
EBITDA related (1)	0.0	(0.0)	n.m.		0.0	(39.1)	n.m.
Curtailment costs, net	14.9	57.2	(74.0%	)	92.9	141.6	(34.4%	)
Gains on equity swaps	0.0	(0.0)	n.m.		0.0	(108.7)	n.m.
Disposal gains	(8.7)	(110.1)	(92.1%	)	(17.7)	(145.8)	(87.8%	)
Results from discontinued operations	0.0	(12.3)	n.m.		0.0	(40.9)	n.m.
Tax and minority effect on stated exceptional items	(3.9)	(9.6)	(58.7%	)	(25.3)	25.8	n.m.
Net income excluding exceptional items	187.0	166.1	12.6%		487.5	503.0	(3.1%	)

(1) In 9M07, EBITDA adjustments include: (i) Euro 36 million of prior years service gains related to vested rights at the wireline business, and (ii) Euro 3 million related to the reversal of PIS/Cofins taxes at Vivo.

Earnings per Share

On a per share basis, diluted adjusted earnings increased by 14.5% y.o.y in 9M08 to Euro 51 cents as the decrease in net income after exceptional items, adjusted for the costs associated to the exchangeable bond maturing in 2014, was more than offset by the reduction in the number of shares, resulting from the share buyback programme, recently completed.

The average number of shares outstanding decreased by 12.6% to 932 million in 9M08, whilst the diluted average number of shares outstanding over the same period declined by 11.9% to 997 million. As at the end of September 2008, the number of shares outstanding adjusting for the 66.7 million own shares recognised in the balance sheet was 875.9 million.

Portugal Telecom | First Nine Months 2008	7 / 30

Financial Review

Table 6 _ Earnings per share				Million (shares outstanding;) Euro (per share data)
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Average number of shares oustanding
Basic	890.4	1,014.2	(12.2%	)	932.3	1,067.1	(12.6%	)
Diluted (1)	955.1	1,078.9	(11.5%	)	997.0	1,131.8	(11.9%	)
Earnings per share
Basic	0.20	0.24	(14.5%	)	0.47	0.63	(25.2%	)
Diluted (1) (2)	0.20	0.22	(12.4%	)	0.46	0.59	(22.3%	)
Earnings per share, excluding exceptionals
Basic	0.20	0.16	25.2%		0.52	0.47	10.9%
Diluted (1) (2)	0.20	0.16	27.6%		0.51	0.45	14.5%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds. (2) Diluted earnings are computed adjusting for the costs of covertible bonds.

Capex

Total capex increased by 41.5% in 9M08 to Euro 691 million, equivalent to 13.7% of revenues. Excluding the consolidation of Telemig, capex would have increased by 34.4%. Wireline capex increased by 37.2% y.o.y to Euro 227 million, primarily as a result of investments in network upgrades to provide increased bandwidth, in great part related to the launch of IPTV services, and surge in the take up of pay-TV net adds and, as such, in investment in set-top boxes during this period. TMN’s capex increased by 26.0% y.o.y to Euro 127 million in 9M08, driven by the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, aimed at improving mobile voice and data services. Capex at Vivo increased by 68.2% y.o.y (60% in local currency) to Euro 294 million in 9M08 and was continued to be directed towards increasing network coverage, including the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/EDGE and 3G. Excluding the consolidation of Telemig (Euro 35 million), capex at Vivo would have increased by 48.5% y.o.y. In 9M08, other capex decreased to Euro 42 million, as compared to Euro 47 million in 9M07, primarily due to the depreciation of local currencies of other international businesses.

Table 7 _ Capex by business segment (1)							Euro million

	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Wireline	101.4	60.9	66.6%		227.1	165.6	37.2%
Domestic mobile • TMN (2)	47.1	38.3	22.9%		127.3	101.0	26.0%
Brazilian mobile • Vivo (1)	165.9	69.7	138.2%		294.1	174.9	68.2%
Other	17.9	20.7	(13.5%	)	42.3	46.7	(9.5%	)
Total capex	332.4	189.6	75.3%		690.8	488.1	41.5%
Capex as % of revenues (%)	18.6	12.0	6.6pp		13.7	10.8	2.9pp

(1) Considering a Euro/Real average exchange rate of 2.6921 in 9M07 and 2.5616 in 9M08. Capex in 9M08 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). (2) In 9M07, capex excludes Euro 10 million related to additional commitments under the terms of the UMTS license.

Cash Flow

Operating free cash flow amounted to Euro 1,031 million in 9M08, broadly flat y.o.y, with the reduction in EBITDA pre PRBs minus capex from Euro 1,229 million in 9M07 to Euro 1,181 million in 9M08 being offset by a reduction of 16.8% in the working capital investment.

Portugal Telecom | First Nine Months 2008	8 / 30

Financial Review

Free cash flow performance reflects the Euro 517 million investments made in 9M08 for the acquisition of the controlling stake in Telemig and the subsequent voluntary and mandatory tender offers. In 9M07, free cash flow performance was also impacted by the disposal of financial investments and cash settlement of certain derivatives that resulted in a cash inflow of Euro 326 million. Dividends received declined from Euro 92 million in 9M07 to Euro 19 million in 9M08, as this caption in 9M07 included dividends from PT Multimedia, related to fiscal year 2006, and also from Unitel, in respect of fiscal year 2005.

Table 8 _ Free cash flow							Euro million

	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
EBITDA pre PRBs minus Capex (1)	346.8	398.2	(12.9%	)	1,181.3	1,229.2	(3.9%	)
Non-cash items	11.1	24.4	(54.6%	)	92.6	98.2	(5.7%	)
Change in working capital	(43.6)	(16.6)	163.5%		(242.8)	(291.6)	(16.8%	)
Operating cash flow	314.2	406.1	(22.6%	)	1,031.2	1,035.7	(0.4%	)
Acquisition of Telemig	(190.2)	0.0	n.m.		(517.0)	0.0	n.m.
Disposal of stake in BEST	0.0	0.0	n.m.		16.0	0.0	n.m.
Disposal of stake in Africatel	13.4	116.7	(88.5%	)	13.4	116.7	(88.5%	)
Disposal of stake in BES	0.0	0.0	n.m.		0.0	110.3	n.m.
Cash settlement over PTM equity swap	0.0	0.0	n.m.		0.0	94.5	n.m.
Net disposal of other financial investments	0.0	0.3	(100.0%	)	(0.5)	4.0	n.m.
Interest	(54.7)	(23.9)	129.3%		(257.1)	(213.6)	20.4%
Contributions and payments related to PRBs (2)	(38.4)	(50.4)	(23.8%	)	(139.2)	(97.2)	43.2%
Income taxes	(93.7)	(69.0)	35.7%		(187.4)	(178.2)	5.2%
Dividends received	10.0	0.0	n.m.		19.1	92.2	(79.3%	)
Disposal of fixed assets	0.0	7.5	n.m.		14.4	7.5	91.1%
Other cash movements	(2.8)	(7.2)	(60.9%	)	(28.3)	(46.9)	(39.6%	)
Free cash flow	(42.1)	380.1	n.m.		(35.4)	925.1	n.m.

(1) In 9M08, capex excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 9M07, capex excludes Euro 10 million related to additional commitments under the terms of the UMTS license. (2) In 9M08 and in 9M07, this caption includes Euro 21 million and Euro 83 million related to the reimbursement of healthcare expenses, respectively.

Consolidated Net Debt

Consolidated net debt amounted to Euro 5,923 million as at 30 September 2008, as compared to Euro 4,382 million as at 31 December 2007. The increase in net debt in the period is primarily explained by: (1) acquisition of the 3G licenses in Brazil amounting to Euro 227 million; (2) investment in the acquisition of Telemig amounting to Euro 517 million less Euro 129 million of cash balance of Telemig at the time of the of acquisition; (3) share buyback amounting to Euro 910 million, and (4) dividends paid by PT amounting to Euro 533 million.

As at 30 September 2008, total consolidated debt amounted to Euro 7,071 million, of which 60.6% was medium and long-term and 57.9% was set at fixed rates. As at 30 September 2008, 82.7% of total debt was denominated in Euros and 17.2% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 785 million as at 30 September 2008. Vivo’s debt is either Real-denominated or has been hedged into Reais.

Portugal Telecom | First Nine Months 2008	9 / 30

Financial Review

In its domestic operations, PT has fully underwritten commercial paper lines amounting to Euro 875 million, of which Euro 634 million had been drawn down as at 30 September 2008 and thus Euro 241 million remain available. PT also has fully committed standby facilities amounting to Euro 1,100 million, of which Euro 150 million had been drawn down as at 30 September 2008 and thus Euro 950 million remain available. As such, the total undrawn amount of PT’s committed commercial paper lines and standby facilities stood at Euro 1,191 million as at 30 September 2008. Moreover, after 30 September, PT has secured additional Euro 365 million of standby facilities, which are fully available. The amount of available cash, excluding cash available in the international operations, amounting to Euro 588 million, plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,144 million at the end of September 2008. The secured standby facilities mature between 2011 and 2013. In addition, PT has extended the commercial paper programme amounting to Euro 425 million that was due to mature in November 2008, for an additional 12-month period.

In 9M08, PT’s average cost of debt and maturity was 4.8% and 4.9 years, respectively. Excluding Brazil, PT’s average cost of debt was 4.3% in 9M08, with a maturity of 5.1 years as at 30 September 2008. In 9M08, the net debt to EBITDA ratio was 2.4x (1.9x in 9M07) and EBITDA cover stood at 9.6x (11.8x in 9M07).

Table 9 _ Change in net debt				Euro million
	3Q08	3Q07	9M08	9M07
Net debt (initial balance)	5,800.0	4,280.4	4,381.8	3,756.6
Less: Net debt of discontinued operations as at 31 December 2006	0.0	0.0	0.0	178.9
Less: free cash flow	(42.1)	380.1	(35.4)	925.1
Translation effect on foreign currency debt	(105.7)	(6.4)	(57.4)	28.5
Dividends paid by PT	0.0	0.0	533.2	516.5
Acquisition of own shares (1)	179.2	492.4	910.3	1,050.3
Impact of Telemig consolidation	0.0	0.0	(128.9)	0.0
Acquisition of 3G licenses by Vivo	0.0	0.0	227.2	0.0
Commitments under the terms of the UMTS license	0.0	2.0	0.0	10.3
Extraordinary contribution to the pension funds	0.0	0.0	0.0	117.0
Market value of the convertible option	0.0	(56.6)	0.0	(56.6)
Other (2)	7.9	0.0	21.8	13.2
Net debt (final balance)	5,923.4	4,331.7	5,923.4	4,331.7
Change in net debt	123.5	51.3	1,541.6	575.1
Change in net debt (%)	2.1%	1.2%	35.2%	15.3%

(1) In 9M08, PT contracted equity swaps over 114.7 million own shares under its share buyback programme. (2) This caption includes the dividends to minority shareholders paid by PT’s fully consolidated subsidiaries totalling Euro 12 million in 9M08 and Euro 13 million in 9M07.

Post Retirement Benefit Obligations

As at 30 September 2008, the projected benefit obligations (PBO) of PT’s post retirement benefits related to pensions and healthcare amounted to Euro 2,962 million. The market value of assets amounted to Euro 2,455 million. In addition, PT has responsibilities with salaries to suspended and pre-retired employees amounting to Euro 960 million. Liabilities relating to salaries are not subject to any legal requirement for funding, therefore monthly salaries are paid directly by PT to the beneficiaries until the retirement age. Gross unfunded obligations amounted to Euro 1,468 million, while after-tax unfunded obligations were Euro 1,079 million. PT’s post retirement benefits plans have been closed to new participants since 1994 for pensions and since 2000 for healthcare. The PBO was computed based on actuarial assumptions

Portugal Telecom | First Nine Months 2008	10 / 30

Financial Review

consistent to the demographic and financial information of our plans and in line with IAS 19 requirements. Following the increase during 3Q08 in yields used as a reference to determine discount rates, and supported on the actuary opinion, PT has increased the discount rate for pensions, pensions supplements and healthcare liabilities from 5.25% to 6.00%.

Table 10 _ Post retirement benefits obligations		Euro million
	30 September 2008	31 December 2007
Pensions obligations	2,547.6	2,762.1
Healthcare obligations	414.9	455.3
PBO of pension and healthcare obligations	2,962.5	3,217.4
Market value of funds (1)	(2,455.1)	(2,899.1)
Unfunded pension and healthcare obligations	507.4	318.3
Salaries to suspended and pre-retired employees	960.2	985.7
Total gross unfunded obligation	1,467.7	1,304.0
Unrecognised prior years service gains	24.4	25.9
Accrued post retirement benefits	1,492.1	1,329.9
After-tax unfunded obligations	1,078.7	958.4

(1) The decline in the market value of funds results primarily from: (i) benefits of Euro 137 million paid by the pension funds to the beneficiaries, and (ii) negative return of fund assets of Euro 313 million.

Total gross unfunded obligations increased by Euro 164 million in 9M08 to Euro 1,468 million, primarily as a result of: (1) net actuarial losses related to the difference between the expected and the actual return on the plan assets amounting to Euro 442 million; (2) curtailment costs of Euro 93 million, and (3) PRB costs amounting to Euro 34 million. These effects were partially offset by: (1) net actuarial gains related to the increase in the discount rate for pensions and healthcare liabilities from 5.25% to 6.00% amounting to Euro 266 million, and (2) payments and contributions of Euro 139 million.

Table 11 _ Change in gross unfunded obligations		Euro million
	9M08	9M07
Gross unfunded obligations (initial balance)	1,304.0	1,654.4
Post retirement benefits costs (PRB) (1)	34.2	(6.8)
Prior years service gains related to unvested rights	0.0	(6.0)
Curtailment cost	92.9	141.6
Contributions and payments (2)	(139.2)	(214.2)
Net actuarial (gains) losses	175.8	(321.6)
Gross unfunded obligations (final balance)	1,467.7	1,247.5
After-tax unfunded obligations	1,078.7	916.9

(1) In 9M08, the PRB cost recorded in the income statement amounted to Euro 32.7 million, including a gain of Euro 1.5 million related to the amortisation of prior years service gains of unvested rights. (2) In 9M08, this caption includes primarily termination payments (Euro 9 million) and payments of salaries to pre-retired and suspended employees (Euro 133 million). In 9M07, this caption included an extraordinary contribution of Euro 117 million to the pension funds.

Table 12 _ Post retirement benefits costs		Euro million
	9M08	9M07
Service cost	7.8	12.1
Interest cost	155.4	154.1
Expected return on assets	(129.0)	(136.8)
Prior years service gains (1)	0.0	(36.2)
Sub-total	34.2	(6.8)
Amortisation of prior year service gains	(1.5)	(1.6)
Post retirement benefits costs	32.7	(8.4)

(1) In 9M07, this item was related to certain changes in the Social Security rules (DL 187/2007) and to the formula used by PT to calculate pension supplements.

Portugal Telecom | First Nine Months 2008	11 / 30

Financial Review

Shareholders’ Equity

As at 30 September 2008, shareholders’ equity excluding minority interests amounted to Euro 842 million, a decrease of Euro 496 million in 9M08. This decrease is explained by: (1) the equity swaps contracted over PT’s own shares in 9M08 amounting to Euro 910 million; (2) the dividends paid to shareholders amounting to Euro 533 million; (3) the negative currency translation adjustments, amounting to Euro 173 million, mainly related to the depreciation of the Euro/Real exchange rate, which decreased from 2.5963 to 2.7525 at the end of September 2008; (4) the net actuarial losses related to post retirement benefits amounting to Euro 131 million, net of taxes; (5) the revaluation of PT’s ducts infrastructure in an amount, net of taxes, of Euro 663 million; (6) the revaluation of certain real estate assets, which, net of taxes, amounted to Euro 153 million, and (7) the Euro 438 million net income generated in the period.

Table 13 _ Change in shareholders’ equity (excluding minority interests)	Euro million
9M08
Equity before minority interests (initial balance)	1,338.2
Net income	437.7
Currency translation adjustments (1)	(172.7)
Dividends attributed (2)	(533.2)
Acquisition of own stock (3)	(910.3)
Net actuarial gains (losses), net of taxes	(130.5)
Asset revaluation, net of taxes (4)	816.5
Other	(3.7)
Equity before minority interests (final balance)	842.0
Change in equity before minority interests	(496.2)
Change in equity before minority interests (%)	(37.1% )

(1) This item is primarily related to depreciation of the real against the Euro. (2) Dividends paid on 24 April 2008. (3) In 9M08, PT contracted equity swaps over 114.7 million own shares under its share buyback programme, of which 68.6 million own shares were physically settled on 20 March 2008. (4) In 9M08, PT proceeded with the revaluation of certain assets, namely PT’s ducts infrastructure in an amount, net of taxes, of Euro 663 million (3Q08) and certain real estate assets, which, net of taxes, amounted to Euro 153 million (2Q08),

As at 30 September 2008, PT had 66.7 million own shares on its balance sheet with a carrying value of Euro 522 million, of which 20.6 million relate to a previous share buyback programme and the remaining 46.1 million relate to the Euro 2.1 billion programme completed on 25 July 2008. PT had acquired under this programme 232.3 million shares, equivalent to 20.6% of share capital at the time of the announcement.

Portugal Telecom | First Nine Months 2008	12 / 30

Financial Review

Table 14 _ Change in distributable reserves	Euro million
9M08
Distributable reserves (initial balance)	1,856.5
Dividends attributed	(533.2)
Net income under Portuguese GAAP	366.1
Acquisition of treasury stock (1)	(711.9)
Other	(5.3)
Distributable reserves (final balance)	972.2
Change in distributable reserves in the period	(884.3)
Change in distributable reserves in the period (%)	(47.6% )

(1) In 9M08, PT acquired 83.2 million own shares for a total amount of Euro 712 million, through the physical settlement, on 20 March 2008, of equity swaps contracted in 4Q07 (14.6 million shares) and in 1Q08 (68.6 million shares) under its share buyback programme. These shares were cancelled on 24 March 2008.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 884 million to Euro 972 million as at 30 September 2008, with the net income generated in 9M08 under Portuguese GAAP amounting to Euro 366 million being more than offset by (1) the acquisition of treasury shares: Euro 712 million, of which Euro 576 million relate to the 68.6 million shares contracted in 9M08 and Euro 136 million relate to the 14.6 million shares contracted during 2007 and (2) dividends distributed amounting to Euro 533 million, following the approval at the AGM of 28 March 2008.

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 PT reduced its share capital in the amount of Euro 2,496,144.69 through the cancellation of 83,204,823 treasury shares. As a result, PT’s share capital is now Euro 28,277,855.31 represented by 942,595,177 shares, which adjusted for the 66.7 million own shares held through equity swaps recognised in the balance sheet would result in outstanding shares of 875.9 million.

Portugal Telecom | First Nine Months 2008	13 / 30

Financial Review

Consolidated Balance Sheet

As at 30 September 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,574 million (Euro 2,752 million at the Euro/Real exchange rate of 30 September 2008). The assets denominated in Brazilian Reais in the balance sheet as at 30 September 2008 amounted to Euro 6,079 million, equivalent to 42.5% of total assets.

The increase in intangible assets in 9M08 is principally related to: (1) the intangibles recorded as a result of the acquisition of Telemig amounting to Euro 534 million, and (2) the acquisition of 3G licenses at Vivo amounting to Euro 227 million. The increase in tangible assets during 9M08 is mainly related to the revaluation of PT’s ducts infrastructure, recorded in 3Q08, amounting to Euro 903 million and the revaluation of real estate assets, recorded in 2Q08, amounting to Euro 208 million. These effects were partially offset by the impact of the depreciation of the Real against the Euro from 2.5963 as at 31 December 2007 to 2.7525 as at 30 September 2008, which led to a reduction in total assets of approximately Euro 366 million.

Table 15 _ Consolidated balance sheet (1)		Euro million
	30 September 2008	31 December 2007
Cash and equivalents	1,147.8	1,834.9
Accounts receivable, net	1,555.2	1,441.8
Inventories, net	280.9	160.6
Financial investments	600.3	565.3
Intangible assets, net	3,865.3	3,383.1
Tangible assets, net	4,632.9	3,585.4
Accrued post retirement asset	90.6	134.1
Other assets	970.8	910.7
Deferred tax assets and prepaid expenses	1,156.6	1,106.2
Total assets	14,300.3	13,122.2
Accounts payable	1,154.0	1,108.9
Gross debt	7,071.2	6,216.8
Accrued post retirement liability (2)	1,582.7	1,463.9
Other liabilities	1,883.1	1,878.4
Deferred tax liabilities and deferred income (3)	674.3	372.3
Total liabilities	12,365.3	11,040.4
Equity before minority interests	842.0	1,338.2
Minority interests (4)	1,093.0	743.6
Total shareholders’ equity	1,935.0	2,081.8
Total liabilities and shareholders’ equity	14,300.3	13,122.2

(1) Considering a Euro/Real exchange rate of 2.5963 at year-end 2007 and 2.7525 at end of September 2008. (2) As at 30 September 2008, this item includes Euro 24 million related to prior years service gains on unvested rights not yet recognised (Euro 26 million as at 31 December 2007). (3) The increase in this caption in 9M08 is due to deferred tax liabilities amounting to Euro 294 million, related with asset revaluation recorded in the period. (4) The increase in this caption in 9M08 is due to the impact of the acquisition of Telemig.

Portugal Telecom | First Nine Months 2008	14 / 30

Operating Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 0.5% y.o.y to Euro 851 million in 3Q08 due to the negative impact of Euro 11 million from lower mobile termination rates and the decline in “other and eliminations”, mostly related to lower activity in the call centre business following the spin-off of the multimedia segment. Revenues from the wireline segment decreased by only 0.3% y.o.y in 3Q08. The marked improvement of the wireline segment, both sequential and y.o.y, is explained by the continued strong take up of the pay-TV service, which is transforming the nature of this business segment, and also strong performance of data and corporate services. In effect, retail revenue generating units increased by 89 thousand showing an improving trend compared to the previous quarters. The continued success of pay-TV is underpinning the performance of PT’s wireline segment as circa 60% of new IPTV customers are new customers to PT. Growth in customer revenues at TMN continued at a strong pace (+4.1% y.o.y in the quarter), driven by growth in wireless broadband. Data revenues increased 32.6% and already account for 20.8% of mobile service revenues, an improvement of 4.9pp y.o.y. Revenue performance at TMN was negatively impacted in the amount of Euro 7 million as a consequence of the implementation of the glide path of termination rates, as set out by the telecoms regulator. As of 23 August 2008, mobile termination rates were reduced from Euro 11 cents to Euro 8 cents, thus leading to a decline of 7.3% y.o.y in interconnection revenues in 3Q08.

Table 16 _ Domestic operations income statement (1)							Euro million
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Operating revenues	851.3	855.3	(0.5%	)	2,516.7	2,526.3	(0.4%	)
Wireline	482.6	484.1	(0.3%	)	1,436.3	1,477.0	(2.8%	)
Domestic mobile • TMN	407.6	401.9	1.4%		1,188.4	1,130.0	5.2%
Other and eliminations	(38.9)	(30.7)	26.8%		(108.0)	(80.8)	33.8%
Operating costs, excluding D&A	462.3	457.1	1.1%		1,354.3	1,298.1	4.3%
Wages and salaries	79.9	91.4	(12.6%	)	253.2	283.1	(10.6%	)
Post retirement benefits (PRBs)	10.9	8.9	22.3%		32.7	(8.5)	n.m.
Direct costs	128.2	122.5	4.6%		371.2	350.2	6.0%
Commercial costs	90.6	91.3	(0.8%	)	272.6	257.7	5.8%
Other operating costs	152.8	143.0	6.9%		424.6	415.7	2.2%
EBITDA (2)	389.0	398.2	(2.3%	)	1,162.4	1,228.1	(5.4%	)
EBITDA pre PRBs (3)	399.8	407.0	(1.8%	)	1,195.1	1,219.7	(2.0%	)
Depreciation and amortisation	149.7	138.9	7.8%		443.2	418.5	5.9%
Income from operations (4)	239.3	259.2	(7.7%	)	719.2	809.7	(11.2%	)
EBITDA margin	45.7%	46.6%	(0.9pp	)	46.2%	48.6%	(2.4pp	)
EBITDA margin pre PRBs	47.0%	47.6%	(0.6pp	)	47.5%	48.3%	(0.8pp	)
Capex (5)	151.1	102.5	47.4%		360.9	273.8	31.8%
Capex as % of revenues	17.7%	12.0%	5.8pp		14.3%	10.8%	3.5pp
EBITDA minus Capex	237.9	295.7	(19.5%	)	801.5	954.3	(16.0%	)
EBITDA pre PRBs minus Capex	248.8	304.6	(18.3%	)	834.2	945.8	(11.8%	)

(1) Domestic operations includes the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits.  (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (5) In 9M07 capex excludes Euro 10 million related to additional commitments under the terms of the UMTS license.

Portugal Telecom | First Nine Months 2008	15 / 30

Operating Review

In what concerns EBITDA, domestic operations also show an improving trend, achieved on the back of rigorous cost discipline, notwithstanding strong commercial activity in the period. EBITDA pre PRBs stood at Euro 400 million, declining by 1.8% y.o.y against a backdrop of: (1) growth in Meo, the pay-TV service, which resulted also in higher programming and commercial costs; (2) increased customer care and support costs due to strong take up of wireless broadband as well as pay-TV services, and (3) decrease in termination rates. Cost control is reflected in the 12.6% decline in wages and salaries and in commercial costs, which decreased by 0.8%, despite the continued growth at TMN (net adds up 30.1% y.o.y) and at Meo (95 thousand net additions in the quarter). The continued decline in wages and salaries reflects the continued process of streamlining the domestic operations as discussed in the wireline segment. In 3Q08, reported EBITDA from domestic operations stood at Euro 389 million, equivalent to a margin of 45.7%.

Wireline

Wireline operating revenues decreased only by 0.3% y.o.y in 3Q08 to Euro 483 million and continue to show a clear and steady recovery. Excluding the negative impact of MTRs, Euro 4 million, operating revenues would have grown by 0.5% y.o.y. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and data and corporate services have been increasing in line with PTs’ stated strategy to focus on the residential market by offering triple-play services and in the corporate market by offering more integrated customer solutions and services to its customers.

Table 17 _ Wireline income statement (1)							Euro million
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Operating revenues	482.6	484.1	(0.3%	)	1,436.3	1,477.0	(2.8%	)
Retail	237.3	252.6	(6.1%	)	718.8	778.5	(7.7%	)
Voice	185.7	208.2	(10.8%	)	575.0	641.3	(10.3%	)
Data & Other	51.6	44.4	16.2%		143.8	137.2	4.8%
Wholesale	128.7	125.4	2.7%		365.7	360.6	1.4%
Data & corporate	70.0	65.0	7.7%		207.7	198.7	4.5%
Other wireline revenues	46.6	41.1	13.4%		144.1	139.2	3.5%
Operating costs, excluding D&A	276.4	264.1	4.7%		792.1	751.0	5.5%
Wages and salaries	54.7	61.8	(11.4%	)	168.4	188.6	(10.7%	)
Post retirement benefits	10.8	8.8	22.6%		32.7	(8.6)	n.m.
Direct costs	98.1	92.2	6.4%		279.2	264.6	5.5%
Commercial costs	30.3	21.2	42.9%		84.3	63.3	33.1%
Other operating costs	82.4	80.1	2.9%		227.6	243.1	(6.4%	)
EBITDA (2)	206.3	220.0	(6.2%	)	644.2	726.0	(11.3%	)
EBITDA pre PRBs (3)	217.1	228.8	(5.1%	)	676.9	717.4	(5.7%	)
Depreciation and amortisation	90.0	83.5	7.7%		258.8	246.2	5.1%
Income from operations (4)	116.3	136.5	(14.8%	)	385.4	479.8	(19.7%	)
EBITDA margin	42.7%	45.4%	(2.7pp	)	44.9%	49.2%	(4.3pp	)
EBITDA margin pre PRBs	45.0%	47.3%	(2.3pp	)	47.1%	48.6%	(1.4pp	)
Capex	101.4	60.9	66.6%		227.1	165.6	37.2%
Capex as % of revenues	21.0%	12.6%	8.4pp		15.8%	11.2%	4.6pp
EBITDA minus Capex	104.8	159.1	(34.1%	)	417.0	560.4	(25.6%	)
EBITDA pre PRBs minus Capex	115.7	167.9	(31.1%	)	449.7	551.8	(18.5%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

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Operating Review

Retail revenues fell by 6.1% y.o.y in 3Q08 to Euro 237 million. The trend of retail revenues shows a steady and marked improvement y.o.y as a result of the significant growth in pay-TV (+95 thousand net adds in the quarter) and despite strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband. Voice revenues decreased by 10.8% y.o.y in 3Q08, as a result of line loss and increased pricing pressure, particularly in ULL and cable areas. Data and other retail revenues increased by 16.2% y.o.y. This performance reflects the inroads PT is making in the broadband market by bundling data and video, and also the growth in pay-TV revenues, on the back of the build out of the customer base and the end of the initial pay-TV marketing promotions.

Wholesale revenues increased by 2.7% y.o.y in 3Q08, as a result of the increase in leased lines and capacity. This more than offset the decline in revenues from international traffic, which resulted mostly from the declines in mobile termination rates according to the glide path imposed by the regulator. Revenues originated in the provision of regulated wholesale accesses (ULL, ADSL and wholesale line rental) maintained the sluggish performance evidenced in 2Q08, which also reflects PT’s improved performance in the retail market.

Revenues from data and corporate services increased by 7.7% y.o.y in 3Q08 as a result of a continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions, which include: (1) the provision of increasingly higher bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. Until the end of September, PT signed almost 3 thousand contracts with corporates and SME customers, which continue to represent a significant increase in total contract volumes. In addition, PT gained new business in data centres and IT systems, which further reinforced PT’s position in the corporate segment. As such, revenues from network management, outsourcing and IT increased by 17.9% in the quarter, underpinning growth in this segment. PT’s integrated fixed and mobile offer, OfficeBox, aimed at the SME segment of the market is also proving to be a differentiating factor and will continue to enhance PT’s position in this segment.

Other revenues increased by 13.4% y.o.y in 3Q08, as a result of the increase in equipment sales (+37.1%) and portal revenues (+35.7%), which more than offset the decline in the directories business (-10.1%).

EBITDA pre PRBs declined by 5.1% y.o.y, while operating expenses, excluding post retirement benefits, increased by 4.0%, primarily as a result of the increase of commercial costs associated to the sale of pay-TV and triple-play services. The increase in commercial costs (+42.9% y.o.y) is related to the continued rollout of pay-TV services and higher commercial and marketing costs. The growth in new services, namely pay-TV and new data and corporate services, was also translated into direct costs (+6.4%), namely higher telecommunications and programming costs, and into other operating costs (+2.9%), namely higher provisioning, customer care and support costs. On the other hand, control of addressable costs continued to be a priority, as PT continues to focus on streamlining its domestic operations and continues to extract benefits from further integration amongst its various domestic operations along customer segments. This focus on cost and reorganisation translated into a marked reduction in wages and salaries (-11.4% y.o.y). In 3Q08, the number of employees declined by 10.1% y.o.y to 6,149. The net

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Operating Review

reduction in headcount in 9M08 reached 205 employees, thus improving the efficiency ratio, measured as lines to employees, which stood at 687 at the end of 3Q08.

Capex amounted to Euro 101 million in 3Q08, equivalent to 21% of operating revenues, growing 66.6% y.o.y. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity to provide pay-TV services, and (3) client-related capex in connection with the investments in TV set-top boxes for residential clients and in equipment for corporate clients. EBITDA pre PRBs minus Capex amounted to Euro 116 million in 3Q08.

3Q08 showed, for the second time in the last thirteen consecutive quarters, a positive trend in retail RGUs, thus reinforcing the performance of 2Q08. Retail net adds in the quarter reached 89 thousand, as a result of the significant take up of the pay-TV service (95 thousand net adds in the quarter) and also of a steady improvement in the broadband ADSL accesses. ADSL net adds in the quarter reached 28 thousand. Traffic generating lines (-24 thousand net adds in the quarter) also showed an improved performance, the best quarter since 4Q04. This favourable trend benefited from PT’s increased ability to compete in the residential market due to the successful launch of Meo, despite strong competition in the market, as circa 60% of total IPTV net adds are new customers to PT. The decline in voice lines was also due to the 10 thousand net disconnections of carrier pre-selection lines. As referred, ADSL accesses increased by 28 thousand in the quarter to 696 thousand, notwithstanding also the strong growth in wireless broadband customers by TMN. Competitors’ accesses (wholesale accesses + carrier pre-selection) decreased by 28 thousand in 3Q08, as the shy increase in unbundling local loop lines (+5 thousand) was clearly insufficient to offset the declines in carrier pre-selection (-10 thousand) and in wholesale line rental (-21 thousand).

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Operating Review

Table 18 _ Wireline operating data
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Main accesses (‘000)	4,226	4,321	(2.2%	)	4,226	4,321	(2.2%	)
Retail accesses	3,767	3,819	(1.4%	)	3,767	3,819	(1.4%	)
PSTN/ISDN	2,860	3,073	(6.9%	)	2,860	3,073	(6.9%	)
Traffic-generating lines	2,676	2,793	(4.2%	)	2,676	2,793	(4.2%	)
Carrier pre-selection	184	279	(34.0%	)	184	279	(34.0%	)
ADSL retail (1)	696	741	(6.1%	)	696	741	(6.1%	)
TV customers	211	6	n.m.		211	6	n.m.
Wholesale accesses	459	501	(8.5%	)	459	501	(8.5%	)
Unbundled local loops	319	267	19.5%		319	267	19.5%
Wholesale line rental	86	172	(50.1%	)	86	172	(50.1%	)
ADSL wholesale	55	63	(13.3%	)	55	63	(13.3%	)
Net additions (‘000)	71	(21)	n.m.		49	(83)	n.m.
Retail accesses	89	(41)	n.m.		84	(182)	n.m.
PSTN/ISDN	(34)	(73)	(53.4%	)	(150)	(244)	(38.4%	)
Traffic-generating lines	(24)	(40)	(38.2%	)	(97)	(116)	(16.2%	)
Carrier pre-selection	(10)	(34)	(71.2%	)	(53)	(128)	(58.5%	)
ADSL retail	28	26	8.4%		44	56	(21.7%	)
TV customers	95	6	n.m.		191	6	n.m.
Wholesale accesses	(18)	20	n.m.		(35)	99	n.m.
Unbundled local loops	5	22	(79.5%	)	27	71	(61.2%	)
Wholesale line rental	(21)	(1)	n.m.		(54)	30	n.m.
ADSL wholesale	(2)	(1)	124.2%		(8)	(2)	n.m.
Retail RGU per access(2)	1.32	1.24	6.0%		1.32	1.24	5.8%
ARPU (Euro)	29.9	30.4	(1.6%	)	30.1	30.2	(0.4%	)
Voice	22.7	24.5	(7.4%	)	23.4	24.4	(3.9%	)
Data & other	7.2	5.9	22.7%		6.7	5.9	14.6%
Total traffic (million minutes)	2,809	3,034	(7.4%	)	8,770	9,398	(6.7%	)
Retail traffic	1,141	1,261	(9.5%	)	3,659	3,920	(6.7%	)
Wholesale traffic	1,668	1,774	(6.0%	)	5,111	5,478	(6.7%	)
Employees	6,149	6,839	(10.1%	)	6,149	6,839	(10.1%	)

(1) 9M08 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 4Q07. (2) Retail accesses per PSTN/ISDN line

In the quarter, PT continued to focus its marketing efforts in the promotion of its pay-TV service, Meo, both through IPTV and satellite, which was commercially launched only in April of this year. PT continued to differentiate its service both in terms of innovation and content, through the development of partnerships with key content producers and suppliers. On 1 June 2008, PT included Disney Channel in its basic pay-TV offer. On 7 June 2008, Portugal Telecom, in an exclusive partnership with the local free-to-air TVI, broadcasted the first free-to-air programme in high-definition (HD) to all Meo customers, making available the Euro 2008 football championship in this format. Meo also broadcasted the Olympic Games in HD, in partnership with Eurosport. On 15 September, Meo started to broadcast the channels of five leading European football clubs (Barcelona, Chelsea, Inter, Manchester United and Real Madrid) thus reinforcing and further differentiating its sports programming offer. In addition, PT entered into a partnership with a leading Portuguese football club, Sport Lisboa e Benfica, to create and broadcast for an exclusive period the club channel, Benfica TV. Experimental broadcasting of this channel started on 2 October with the exclusive live display of the UEFA cup game Benfica — Napoles. Meo also enhanced its catch-up TV service by including content from SIC (free-to-air) in addition to RTP (free-to-air) thus providing additional flexibility to its customers and improving the “Meo my-TV” experience. During the quarter, Meo launched a marketing initiative around the inclusion of Disney Channel in its basic package aimed at taking advantage of the summer holidays. In addition, after the summer, Meo launched a

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Operating Review

renewed marketing campaign, which aimed to strengthen Meo’s image as the best, most sophisticated and complete pay-TV offer in the Portuguese market by offering a quintuple-play, including pay-TV, fixed broadband, voice, video-on-demand and mobile broadband. The marketing campaigns around Meo continue to be a marked success and brand notoriety continues at high levels. In effect, proved ad recall continued above 50% at the end of September. Meo continues to provide access to a comprehensive content offering, with more than 110 TV channels and over 1500 real video-on-demand (VOD) titles. The VOD offer, which include blockbusters from five Hollywood studios, is proving to be a successful and differentiating feature, as circa 40% of Meo’s IPTV customers have already used it on a paid basis, consuming on average 2.8 movies per month. Meo’s offer is very flexible with channels tiered in packages, or available à la carte, and that can be subscribed directly through the TV set in real time. In addition, Meo also provides access to advanced features such as digital recording and pause live-TV. Without legacy constraints, the set-top boxes in the Meo service are all HD compliant, using MPEG4. The success of Meo is also reflected in the growth in traffic in PT’s stores, which showed an annual increase of 26% in October. Moreover, the growth in traffic with intent to buy in PT’s stores showed an annual increase of 44% in October.

YTD net adds in the pay-TV service reached 191 thousand, with PT surpassing the threshold of 200 thousand customers on 23 September and reaching 211 thousand customers by the end of September. The pay-TV subscribers already represent 7.9% of traffic-generating lines and 30.4% of the total ADSL customer base, an encouraging performance taking into consideration that the IPTV service was launched in 4Q07 and the satellite service in April 2008.

It is worth highlighting that the number of RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer and currently stands at 1.32 compared with 1.27 revenue generating units per line in 2Q08.

In October 2008, PT was notified of the final decision of the Portuguese telecoms regulator, ANACOM, endorsing the Draft Final Decision of the Committee of Evaluation to allocate to PT the frequency usage rights associated with Mux A (transport of free-to-air signal) and Muxes B to F (pay-TV service). The election of PT in both DTT contests confirms PT’s commitment towards the successful rollout of DTT in Portugal as well as towards the implementation of its multi-platform pay-TV strategy, based on IPTV, DTH, DTT and mobile, which aims to be a growth lever of the domestic operations of PT in the future.

Blended ARPU has remained broadly flat y.o.y in 9M08 at Euro 30.1 with the growth in data and other ARPU, which increased by 14.6% y.o.y driven by the increased penetration of new services such as pay-TV, offsetting the decline in the subscription and voice ARPU.

Domestic Mobile

Operating revenues increased by 1.4% y.o.y in 3Q08 to Euro 408 million, supported by the growth of customer revenues of 4.1% y.o.y. Growth of service revenues was penalised by interconnection revenues, which declined by 7.3% y.o.y in 3Q08. This performance of interconnection revenues was the result of the

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Operating Review

scheduled decrease from Euro 11 cents to Euro 8 cents in mobile termination rates (MTRs), which was implemented as of 23 August 2008. Excluding lower mobile termination rates, service revenues would have increased by 3.1%.

Data revenues continued to post strong growth and were up by 32.6% y.o.y, whilst equipment sales were flat y.o.y at Euro 35 million. Customer revenues increased by 4.1% y.o.y to Euro 299 million on the back of strong customer growth, namely in wireless broadband. Growth in customer revenues was achieved against a backdrop of adverse evolution of roaming-out customer revenues due to price cuts, particularly evidenced in the summer quarter due to a higher weight of roaming-out in customer revenues. Worth highlighting that, despite this pressure, this marks the seventh consecutive quarter of growth in customer revenues at TMN. Roamers revenues decreased by 22.5% y.o.y to Euro 11 million, as a consequence of the price cuts referred to above. Interconnection revenues decreased by 7.3% y.o.y in 3Q08 to Euro 59 million. A final decision concerning the mobile termination rates (MTR) was announced by the regulator on 4 July 2008, which stipulated a glide path in termination tariffs from Euro 11 cents down to Euro 6.5 cents as of 1 April 2009. The first cut was effective as of 23 August 2008 to Euro 8 cents per minute. PT believes that the terms of this decision of the regulator are illegal and disproportionate given the size of the adjustment in the period, the reintroduction of asymmetry in fixed-mobile termination and introduction of asymmetry in mobile-mobile termination, for the first time in Portugal, in favour of the third operator. As a result, PT announced that it will use all means at its disposal to litigate against this decision.

EBITDA increased by 1.6% y.o.y to Euro 184 million in 3Q08, on the back of revenue growth and cost control, notwithstanding the impact of declining MTRs. Adjusting for this negative impact, EBITDA would have increased by 3.6%, in line with the trends seen in 1Q08 and 2Q08. This performance of TMN was achieved on the back of strict cost discipline, which is evidenced in the control over commercial costs despite higher commercial activity. This favourable trend in commercial costs reflects: (1) scale benefits of PT’s mobile business which surpasses over 62 million subscribers worldwide, and (2) nationwide distribution network, as all of PT stores sell all of PT products and services, coupled with an increasing emphasis on online distribution, which is also enabling TMN to continue to drive down costs. TMN’s focus on costs is also visible in the 5.4% y.o.y decline in wages and salaries, as PT continues to focus on streamlining its domestic operations as discussed in the wireline section. Growth in EBITDA was achieved against a backdrop of higher support costs, related to the provisioning and customer care costs associated with increasingly more complex services such as wireless broadband. EBITDA margin stood at 45.2% in 3Q08.

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Operating Review

Table 19 _ Domestic mobile income statement (1)							Euro million
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Operating revenues	407.6	401.9	1.4%		1,188.4	1,130.0	5.2%
Services rendered	368.9	364.8	1.1%		1,074.1	1,031.3	4.1%
Customer	298.9	287.0	4.1%		869.8	820.4	6.0%
Interconnection	59.5	64.2	(7.3%	)	183.5	182.7	0.4%
Roamers	10.5	13.6	(22.5%	)	20.8	28.2	(26.3%	)
Sales	35.5	35.4	0.1%		107.2	92.6	15.8%
Other operating revenues	3.2	1.7	90.7%		7.1	6.2	15.2%
Operating costs, excluding D&A	223.2	220.4	1.3%		665.2	621.1	7.1%
Wages and salaries	12.6	13.3	(5.4%	)	39.6	38.7	2.2%
Direct costs	74.6	73.7	1.2%		215.6	211.0	2.2%
Commercial costs	76.8	78.8	(2.5%	)	223.5	220.1	1.6%
Other operating costs	59.2	54.6	8.5%		186.4	151.3	23.2%
EBITDA (2)	184.4	181.5	1.6%		523.2	509.0	2.8%
Depreciation and amortisation	55.8	52.3	6.8%		172.2	158.3	8.8%
Income from operations (3)	128.6	129.3	(0.5%	)	351.0	350.6	0.1%
EBITDA margin	45.2%	45.2%	0.1pp		44.0%	45.0%	(1.0pp	)
Capex (4)	47.1	38.3	22.9%		127.3	101.0	26.0%
Capex as % of revenues	11.6%	9.5%	2.0pp		10.7%	8.9%	1.8pp
EBITDA minus Capex	137.3	143.2	(4.1%	)	395.9	408.0	(2.9%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) In 9M07, capex excludes Euro 10 million related to additional commitments under the terms of the UMTS license.

Capex increased from Euro 38 million in 3Q07 to Euro 47 million in 3Q08 and continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and to provide improved mobile voice and data services to customers. Around 65% of total capex is being directed towards 3G and 3.5G networks and upgrading of the radio access technology, which will improve indoor coverage and reduce power consumption thus reducing costs whilst also bringing environmental benefits. EBITDA minus Capex in 3Q08 amounted to Euro 137 million.

Table 20 _ Domestic mobile operating data (1)
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Customers (‘000)	6,732	6,004	12.1%		6,732	6,004	12.1%
Net additions (‘000)	248	190	30.1%		471	300	56.7%
MOU (minutes)	119	125	(5.4%	)	116	120	(3.9%	)
ARPU (Euro)	18.5	20.6	(10.4%	)	18.5	19.8	(6.8%	)
Customer	15.0	16.2	(7.7%	)	15.0	15.8	(5.1%	)
Interconnection	3.0	3.6	(17.9%	)	3.2	3.5	(10.1%	)
ARPM (Euro cents)	15.6	16.4	(5.2%	)	16.0	16.5	(3.0%	)
Data as % of service revenues (%)	20.8	15.8	4.9pp		19.5	14.7	4.8pp
SARC (Euro)	33.5	42.1	(20.3%	)	36.3	48.1	(24.5%	)
Employees	1,103	1,134	(2.7%	)	1,103	1,134	(2.7%	)

(1) Includes MVNO subscribers.

Total customers increased by 12.1% y.o.y to 6,732 thousand with net additions in 3Q08 reaching 248 thousand (+30.1% y.o.y), as a result of the successful rollout of both voice and data services. Postpaid customers accounted for 27.1% of total customers at the end of 3Q08, up from 22.2% in 3Q07.

In 3Q08, TMN opened a flagship store, the biggest of PT’s network, in central Oporto. This store, named the “BlueStore”, is characterised by the focus on multimedia, both TV and Internet, and allows customers

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Operating Review

to access a wide range of products and services offered by PT, in a high tech environment. The store allows and induces customers to experiment interactive and surprising solutions. TMN also launched two exclusive smart phones, HTC Touch Diamond and Samsung Omnia, for its post-paid customers, a move aimed at positioning TMN’s portfolio of handsets as the most sophisticated combined with the best tariff plans. Moreover, TMN enlarged its handset offering with the launch of Cam1, a mobile phone with a camera specially designed for the children segment, in partnership with Imaginarium, a retail chain for children.

During the quarter, TMN continued to invest in the differentiation of its services: (1) TMN launched Zlango, an innovative messaging system with images and icons that allows customers to replace ordinary text messages (SMS) with a new way of communicating using emotion icons; (2)  TMN also made available to its customer the Hi5 Mobile platform through its i9 and “internetnotelemóvel” data services, thus allowing its customers to be always connected to this service, and (3) TMN launched, in partnership with ArenaMobile, MusicBox, an innovative service that allows unlimited music downloads of major brands like Sony BMG, Emi, Universal and Warner to the mobile phone or to the PC through the i9 portal at a price of Euro 1.99 per week or Euro 6.99 per month.

Wireless broadband remained a key priority, with TMN launching new marketing initiatives aimed at various segments from personal to corporate. Most of the wireless broadband plans involve a loyalty programme, providing download speeds of up to 7.2 Mbps and capacity ranging from 1GB up to 6GB. In addition, TMN has also launched a pre-paid mobile broadband service aimed at reaching new segments of the market. The prepaid offer is for 10 consecutive days or a maximum of 600MB (of which 300MB in WI-FI) with download speeds up to 512kpbs for a charge of Euro 10. It involves no loyalty period and the data card costs Euro 54.90. TMN was recently elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal. In addition, in a study undertaken by the telecoms regulator, TMN was considered the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals with 3.5G.

Fixed-mobile convergent initiatives continued to be a priority, and PT launched the Meo 5P, which includes: (1) TV service; (2) broadband ADSL; (3) fixed telephony; (4) VOD, and (5) a pay-as-you-go wireless broadband service. The Meo quintuple-play service offer is structured in a way that promotes the usage of mobile broadband by ADSL customers and also the usage of PT’s WI-FI network, which covers over 1,500 locations in the country and roaming with 30,000 sites abroad. This initiative not only continues to differentiate Meo’s offer in the pay-TV market, but also increases customer satisfaction as the WI-FI network allows higher speeds and unlimited traffic. PT also continued to develop and market OfficeBox, a fixed-mobile convergent service for SME’s and SOHO’s, which includes a PC, fixed and mobile voice and fixed and mobile broadband. This integrated offer for a single user has fees ranging from Euro 27 to Euro 59. TMN also marketed a new offer of Meo Mobile, its mobile television service, allowing the subscription of the service for a minimum period of one week for a fee of Euro 1.97.

TMN’s ARPU decreased by 10.4% y.o.y in 3Q08 to Euro 18.5, mainly as a result of: (1) strong subscriber growth; (2) increased penetration in lower segments of the market; (3) lower roaming prices, and (4) declining MTRs. In effect, the contribution of roaming-in to ARPU declined by 31.3% y.o.y while that of

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Operating Review

interconnection declined by 17.9%. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 1.1% y.o.y in 3Q08. Blended MOU decreased by 5.4% y.o.y in 3Q08 to 119 minutes, primarily explained by growth in customer base (+12.1% y.o.y, EoP), namely broadband.

Data services continued to contribute strongly to top line growth, with data revenues having increased by 32.6% y.o.y in 3Q08 and already accounting for 20.8% of service revenues, up from 15.8% last year. The increase in data service revenues is primarily based on non-SMS services, which almost doubled on an annual basis and already accounted for around 52.9% of total data service revenues in 3Q08. This growth in non-SMS data was driven by a strong performance of wireless broadband.

International Businesses

Brazilian Mobile

Vivo concluded the acquisition of Telemig, on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented for the 2Q08 and 3Q08 include Telemig.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 25.8% y.o.y in 3Q08 to R$ 4,289 million, as a result of the growth in service revenues (+31.4% y.o.y) underpinned by strong growth in customers and in data services. Excluding Telemig, Vivo’s operating revenues would have increased by 12.9% y.o.y and service revenues would have grown by 18.5% y.o.y.

Table 21 _ Brazilian mobile income statement (1)							R$ million
	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Operating revenues	4,289.2	3,409.9	25.8%		11,728.1	9,617.4	21.9%
Services rendered	3,753.5	2,857.2	31.4%		10,355.6	8,480.2	22.1%
Sales	432.8	455.4	(5.0%	)	1,107.3	934.5	18.5%
Other operating revenues	102.9	97.4	5.7%		265.3	202.7	30.9%
Operating costs, excluding D&A	3,004.5	2,586.0	16.2%		8,640.7	7,298.1	18.4%
Wages and salaries	197.5	155.6	26.9%		558.6	501.6	11.4%
Direct costs	794.6	596.7	33.2%		2,194.7	1,658.5	32.3%
Commercial costs	1,085.3	962.8	12.7%		3,053.1	2,510.1	21.6%
Other operating costs	927.2	870.9	6.5%		2,834.2	2,627.9	7.9%
EBITDA (2)	1,284.7	823.9	55.9%		3,087.4	2,319.3	33.1%
Depreciation and amortisation	877.3	670.6	30.8%		2,421.9	1,993.8	21.5%
Income from operations (3)	407.3	153.2	165.8%		665.5	325.5	104.5%
EBITDA margin	30.0%	24.2%	5.8pp		26.3%	24.1%	2.2pp
Capex (4)	841.5	368.8	128.2%		1,506.9	941.6	60.0%
Capex as % of revenues	19.6%	10.8%	8.8pp		12.8%	9.8%	3.1pp
EBITDA minus Capex	443.2	455.1	(2.6%	)	1,580.6	1,377.7	14.7%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs +

losses (gains) on disposal of fixed assets + net other costs. (4) Capex in  9M08 excludes the acquisition of 3G licenses in Brazil (R$ 1,201 million).

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Operating Review

EBITDA increased by 55.9% y.o.y to R$ 1,285 million in 3Q08. Excluding Telemig, EBITDA would have increased by 43.1% y.o.y. The increase of 33.2% in direct costs (18.1% excluding Telemig) is primarily explained by the interconnection traffic growth as a consequence of the increase in the subscriber base as well as usage campaigns launched in the quarter, namely as part of the Father’s Day campaign. Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 33.9% y.o.y in 3Q08 notwithstanding the higher commercial activity, which resulted in net adds of customers of 1,842 million in the quarter, up 70.6% compared the same period last year. This performance of SARC is explained by a higher take-up of GSM handsets and SIM cards, which have a lower cost, notwithstanding the increase in marketing and publicity related to the campaigns carried out in the period. Almost 50% of gross adds were not subsidised. EBITDA margin increased in 3Q08 by 5.8pp to 30.0%, notwithstanding the strong customer growth and its impact on both acquisition costs and FISTEL fees, which under IFRS are booked upfront.

Capex increased by 128.2% to R$ 841 million in 3Q08. Excluding Telemig, capex at Vivo would have increased by 110.7%. Capex in 3Q08 was mainly directed to: (1) network coverage, including the expansion to the Northeast states of Brazil where Vivo launched its service in mid October; (2) capacity and quality, namely in the GSM/EDGE and 3G technologies; (3) new customer service and front office systems, and (4) adaptation to the Number Portability project. The GSM/EDGE network overlay covers 2,972 municipalities, already exceeding the number of municipalities served by the CDMA network. In addition, Vivo also launched in mid September its 3G network, which covered more than 40 municipalities at the time of launch and now covers 222 municipalities.

Vivo’s customer base increased by 35.0% y.o.y in 3Q08 to 42,277 thousand which includes 3,986 thousand from Telemig at the moment of consolidation. At the end of September 2008, Vivo had a market share of 30.0% and was the market leader in Brazil. Net additions reached 1,842 thousand in 3Q08, while gross additions increased by 58.6% y.o.y. GSM accounted for approximately 90% of total gross additions in 3Q08, bringing the total number of GSM customers to 26,280 thousand at the end of 3Q08, equivalent to 62.2% of total customers. Vivo’s commercial activity in the quarter was centred around Father’s Day and focused on campaigns aimed at increasing usage. Vivo also launched campaigns aimed at reinforcing its institutional image and the quality of its network and service, thus taking advantage of the recently introduced number portability. In effect, according to Anatel, the Brazilian telecoms regulator, Vivo has the best compliance with quality indicators and the least complaints ratio. Following the launch of 3G, in mid September, Vivo reinforced its marketing campaigns around mobile broadband. In addition, in mid October Vivo launched its service in the Northeast states where Vivo did not have network coverage.

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Operating Review

Table 22 _ Brazilian mobile operating data (1)

	3Q08	3Q07	y.o.y		9M08	9M07	y.o.y
Customers (‘000)	42,277	31,320	35.0%		42,277	31,320	35.0%
Market share (%)	30.0	27.8	2.3pp		30.0	27.8	2.3pp
Net additions (‘000)	1,842	1,080	70.6%		4,807	2,267	112.0%
MOU (minutes)	89	77	14.7%		87	76	13.8%
ARPU (R$)	29.4	30.8	(4.6%	)	29.2	30.2	(3.3%	)
Customer	16.8	17.3	(2.8%	)	16.7	16.8	(0.4%	)
Interconnection	12.3	13.2	(6.3%	)	12.3	13.2	(6.8%	)
Data as % of service revenues (%)	10.1	8.3	1.8pp		10.2	8.1	2.1pp
SARC (R$)	78.1	118.2	(33.9%	)	86.0	112.6	(23.7%	)
Employees	8,286	5,418	52.9%		8,286	5,418	52.9%

(1) Operating data calculated using Brazilian GAAP.

Vivo’s blended MOU has increased by 14.7% y.o.y in 3Q08 to 89 minutes, as a result of the strong growth in outgoing MOU (+32% y.o.y). The success of recent marketing campaigns focused on promoting usage has underpinned the performance of outgoing MOU.

Vivo’s blended ARPU reached R$ 29.4 in 3Q08, a decrease of 4.6% y.o.y as a result of strong customer growth. This reduction was mostly driven by the decrease in interconnection ARPU (-6.3% y.o.y), as a result of fixed-mobile migration to mobile-mobile traffic. Customer ARPU declined by 2.8% y.o.y to R$ 16.8, due to strong customer growth. Data revenues increased by 56.2% y.o.y in 3Q08, and now account for 10.1% (+1.8pp y.o.y) of service revenues. The growth drivers of data services were: (1) the strong increase in service revenue from Play, Java, SMS, as well as the increase in the customer base of Zap, Flash/Desk Modem, Blackberry and Smart Mail customers; (2) the increase in the use of person-to-person SMS, as a consequence of the increase of recharges with services and activations of post-paid plans with data advantages; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) new partnerships with additional content providers.

Other International Assets

Table 23 _ Highlights of main assets in Africa and Asia (9M08) (1) (2)							thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	7,309	3,835	3.6%	1,640	0.2%	42.8%	335.6	143.5
Unitel (3) (5)	25.00%	3,995	874	42.8%	528	41.1%	60.4%	574.5	347.0
MTC (4) (5)	34.00%	1,009	926	9.7%	467	7.3%	50.4%	79.0	39.9
CVT (4) (5)	40.00%	290	5,958	9.4%	3,476	1.7%	58.3%	54.0	31.5
CTM (3)	28.00%	584	1,856	13.4%	796	16.0%	42.9%	151.9	65.2
CST (4) (5)	51.00%	46	140,171	25.0%	48,158	25.4%	34.4%	6.3	2.2
Timor Telecom (4)	41.12%	114	27	21.7%	14	31.7%	52.3%	18.0	9.4

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CST, CVT and Timor Telecom. (3) Equity consolidation method. (4) Full consolidation method. (5) These stakes are held by Africatel, which is 75% controlled by PT.

Médi Télécom revenues increased by 3.6% y.o.y in 9M08 to MAD 3,835 million, while EBITDA increased by 0.2% y.o.y to MAD 1.640 million, equivalent to a margin of 42.8%. Mobile customer base increased by 12.0% y.o.y to 7,303 thousand, with net additions in 9M08 totalling 638 thousand. MOU decreased by

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Operating Review

10.2% y.o.y in 9M08 to 44 minutes. ARPU totalled MAD 60 in 9M08, a decrease of 17.5% over the same period of last year, mainly due to: (1) significant growth of the customer base; (2) declining interconnection tariffs, and (3) increased competition in the market.

Unitel’s revenues and EBITDA, in 9M08, increased by 42.8% and 41.1% y.o.y, to USD 874 million and USD 528 million, respectively, underpinned by strong customer growth in Luanda as well as in other main districts of the country. EBITDA margin reached 60.4% in 9M08. Net additions totalled 688 thousand in 9M08, with the total customer base reaching 3,995 thousand at the end of September 2008, an increase of 42.6% over the same period of last year. In 9M08, Unitel’s MOU decreased by 11.8% y.o.y to 104 minutes and ARPU totalled USD 25, a decrease of 6.9% over the same period of last year, as a result of the strong growth in the customer base.

MTC’s revenues and EBITDA, in 9M08, increased by 9.7% and 7.3% y.o.y respectively. EBITDA performance has been impacted by higher commercial costs, as a result of increasing competition, and higher network costs, due to investments in network coverage and capacity. Net additions totalled 208 thousand in 9M08, with total customers reaching 1,009 thousand at the end of September 2008, an increase of 35.7% over the same period last year. Postpaid customers increased by 23.3% y.o.y, representing 8.2% of total customer base. ARPU totalled NAD 113 in 9M08, a decrease of 17.0% y.o.y, primarily as a result of customer growth in the period.

CVT’s revenues increased by 9.4% y.o.y, mainly due to the strong growth in mobile customers, which increased by 62.7% y.o.y reaching 218 thousand. EBITDA increased by 1.7% y.o.y in 9M08 as a result of higher commercial costs, related to customer growth and retention following the entry of a new mobile competitor. Mobile MOU reached 67 minutes and ARPU totalled CVE 2,104, a decrease of 23.9% y.o.y. EBITDA margin stood at 58.3%.

CTM’s revenues and EBITDA, in 9M08, increased by 13.4% and 16.0% y.o.y to MOP 1,856 million and MOP 796 million, respectively. In the mobile division, customers increased by 21.7% y.o.y reaching 402 thousand at the end of September 2008. In 9M08, CTM’s mobile ARPU has remained broadly flat at MOP 216.

CST’s revenues increased by 25.0% y.o.y to STD 140,171 million in 9M08, while EBITDA grew by 25.4% y.o.y to STD 48,158 million. In the mobile division, CST had 38 thousand customers at the end of September 2008, an increase of 51.6% y.o.y. Mobile MOU decreased by 8.2% y.o.y in 9M08 to 56 minutes, as a result of the growth in the customer base. Mobile ARPU totalled STD 267 thousand in 9M08, a decrease of 8.5% over last year.

Timor Telecom’s revenues and EBITDA in 9M08 increased by 21.7% and 31.7% y.o.y, respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom’s net additions reached 33 thousand, bringing the total mobile customer base to 111 thousand at the end of September 2008, an increase of 64.2% y.o.y. Mobile MOU decreased by 17.6% y.o.y to 84 minutes. Mobile ARPU stood at USD 26, in 9M08, a decrease of 22.3% over the same period last year.

As at the end of September, all other international assets, with the exception of Médi Télécom, had net cash positions.

Portugal Telecom | First Nine Months 2008	27 / 30

Operating Review

The international assets of PT increased its proportional revenues and EBITDA by 8.5% and 7.7% in 9M08 to Euro 319 million and Euro 158 million, respectively. This growth was achieved on the back of customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in the markets where PT has operations.

Table 24 _ Proportional income statement of international assets (1)					Euro million

	3Q08	3Q07	y.o.y	9M08	9M07	y.o.y
Operating revenues	117.2	106.4	10.2%	319.4	294.3	8.5%
EBITDA (2)	60.4	54.5	10.7%	157.6	146.3	7.7%
Depreciation and amortisation	15.3	14.5	5.5%	43.8	45.1	(2.9%	)
Income from operations (3)	45.1	40.0	12.6%	113.8	101.2	12.5%
EBITDA margin	51.5%	51.2%	0.3pp	49.3%	49.7%	(0.3pp	)

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil. IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

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Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these

Conference Call details	forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations
Date: 13 November 2008 Time: 14:00 (Portugal/UK), 15:00 (CET), 9:00 (US/NY) Telephone numbers Outside US: +1 201 689 8261 US and Canada: 877 869 3847

of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 302137)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 302137)

Contacts

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Vieira
Investor Relations Officer
nuno.t.vieira@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal	Portugal Telecom is listed on the Euronext and New York Stock
Tel.: +351 21 500 1701	Exchanges. Information may be accessed
Fax: +351 21 500 0800

Portugal Telecom | First Nine Months 2008	29 / 30

on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Portugal Telecom | First Nine Months 2008	30 / 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.